DECOMA INTERNATIONAL INC.

MATERIAL CHANGE REPORT

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1. Reporting Issuer

Decoma International Inc.
50 Casmir Court
Concord, ON
L4K 4J5

2. Date of Material Change

August 4, 2003

3. Press Release

A press release was issued in Toronto, Ontario on August 4, 2003, attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities and to The Toronto Stock Exchange via SEDAR, to NASDAQ and the United States Securities and Exchange Commission under a Form 6-K via EDGAR, and to Canada NewsWire for publication and dissemination through its Basic North American Disclosure Network (English), its Metro New York Network and UK IRW Network.

4. Summary of Material Change

On August 4, 2003, Decoma International Inc. ("Decoma") received a notice of conversion from Magna International Inc. ("Magna") in respect of the Series 1, 2 and 3 Convertible Series Preferred Shares of Decoma held by Magna which conversion will be effective on August 30, 2003.

5. Full Description of Material Change

Decoma announced on August 4, 2003, that it had received a notice of conversion from Magna in respect of the Series 1, 2 and 3 Convertible Series Preferred Shares of Decoma held by Magna. There are currently issued and outstanding 500,000 of each of the three series, which have an aggregate face value of Cdn$150 million. These shares will be converted into Class A Subordinate Voting Shares of Decoma at the rate of $10.07 per share. Magna elected to convert the shares at this time after discussions with Decoma. Decoma had the right to redeem these shares as of July 31, 2003, subject to Magna's conversion rights. The conversion will occur on August 30, 2003, following the record date for the regular quarterly dividends on each of Decoma's Preferred, Class A Subordinate Voting and Class B Shares, which is August 29, 2003.

Following the conversion Magna and a wholly-owned subsidiary will continue to hold Series 4 and 5 Convertible Series Preferred Shares with an aggregate face value of Cdn$200 million. Decoma's annual report for the 2002 financial year provides additional information regarding these shares.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

For further information please contact Mr. S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, at (905) 760-3203.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Concord, Ontario, this 5th day of August, 2003.

signed "R.D. Benson" R. David Benson Executive Vice-President, Secretary and General Counsel

SCHEDULE "A"

PRESS RELEASE

DECOMA ANNOUNCES RESULTS FOR
SECOND QUARTER 2003

Concord, Ontario, Monday, August 4, 2003 . . . Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced its financial results for the second quarter ended June 30, 2003.

Financial Highlights

	Three Months Ended June 30,		Six Months Ended June 30,
(US$, in millions except per share figures)	2003	2002	2003	2002
Sales	$592.1	$565.8	$1,153.2	$1,063.0
Operating income	$57.1	$54.8	$103.9	$94.9
Net income	$33.9	$27.4	$61.1	$51.3
Diluted earnings per share	$0.34	$0.30	$0.64	$0.57
Weighted average diluted shares outstanding (millions)	105.8	98.3	102.1	98.2

Commenting on the above results, Al Power, Decoma's President and Chief Executive Officer, said: "The second quarter of 2003 was another strong quarter for Decoma, despite lower North American production volumes. Growth in our average content per vehicle in both North America and Europe during the quarter helped us to offset the impact on our sales from lower North American production volumes. Our consistently strong performance has enabled us to increase our dividend by 17% to US$0.07 per Class A Subordinate Voting and Class B Share for the second quarter of 2003. Going forward, we will continue our focus on achieving operational improvements at our European operations. As well, we will continue in our efforts to expand our business with our New Domestic customers and in growing our newly acquired lighting operations."

Results of Operations

Total sales increased 5% to $592.1 million in the second quarter and by 8% to $1,153.2 million for the six month period ended June 30, 2003. In the second quarter, vehicle production volumes were down 9% in North America and remained level in Europe. Decoma's average content per vehicle for the second quarter increased 12% to $95 in North America and 21% to $35 in Europe.

North American sales and content growth were driven by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency and by the acquisition of Federal Mogul's original equipment automotive lighting operations. North American content per vehicle also benefited from new takeover business, primarily within our lighting operations.

In addition to the translation of Euro and British Pound sales into U.S. dollars, European sales and content growth benefited from sales at recent new facility startups in the latter half of 2002 and the first half of 2003. These increases were partially offset by a decline in production volumes on the Jaguar X400 program and lower volumes on certain long running high content programs such as the Mercedes C Class and Ford Mondeo programs.

Operating income in the second quarter of 2003 grew to $57.1 million, compared with $54.8 million for the same period last year. Excluding the Merplas deferred preproduction expenditures write-off in the second quarter of 2002, operating income declined 10% from adjusted second quarter of 2002 operating income of $63.1 million. This was largely the result of lower North American vehicle production volumes and an increase in the corporate segment operating loss due to foreign exchange losses in the second quarter of 2003 on U.S. dollar denominated monetary items held in Canada. This decline also reflects the impact of costs incurred to support future European sales growth and investments in new facilities in the southern U.S., Belgium, Germany and Poland, as well as efficiency issues at certain European plants. Despite a decline in production sales, Merplas' operating loss improved on a year-over-year basis. The Company expects significant sales growth in Europe over the next few years. Once through this launch period, and as continuous improvement plans are successfully implemented at underperforming divisions, the Company expects that European operating income will improve.

Operating income for the six month period ended June 30, 2003 increased 9% to $103.9 million, compared with $94.9 million last year.

Net income for the second quarter of 2003 increased to $33.9 million ($0.34 per diluted share) from $27.4 million ($0.30 per diluted share) for the second quarter of 2002. Excluding the Merplas write-off in the second quarter of 2002, net income for the second quarter of 2003 declined 5% over adjusted net income for the comparable period last year. This is primarily attributable to lower operating income, partially offset by lower interest costs and a decrease in the Company's effective tax rate.

Net income for the six month period ended June 30, 2003 increased to $61.1 million ($0.64 per diluted share) compared with $51.3 million ($0.57 per diluted shares) for the comparable period in 2002.

Capital spending increased in the second quarter of 2003, reflecting substantial investments in new facilities to support the Company's future growth. Capital spending, excluding acquisition spending and proceeds from disposition, totalled $43.2 million in the second quarter of 2003 and $71.2 million for the six month period ended June 30, 2003.

Quarterly Dividend

At its meeting today, Decoma's Board of Directors declared a second quarter 2003 dividend of US$0.07 per share on Class A Subordinate Voting and Class B Shares payable on September 15, 2003 to shareholders of record on August 29, 2003. This represents an increase of 17% over dividends declared per share in respect of the three month period ended March 31, 2003.

Full Year 2003 Outlook Upgraded

Commenting on the Company's outlook, Randy Smallbone, Decoma's Executive Vice-President, Finance and Chief Financial Officer, said: "In addition to the seasonal effects of lower production, significant investments in new facilities as well as program changeovers will impact our results for the second half of this year. However, these investments will clearly position Decoma for growth in 2004 and beyond. At the same time, our solid balance sheet continues to give us the financial strength to capitalize on takeover opportunities and strategic acquisitions."

For the full year 2003, the Company now assumes that North American light vehicle production volumes will be approximately 15.9 million units, or 2% lower than 2002. The Company has assumed that European production volumes will be approximately 16.0 million units, also 2% lower than 2002.

Decoma's content per vehicle for 2003 is expected to be in the range of $90 to $92 in North America and $39 to $41 in Europe.

Based on these assumptions and the factors discussed in the "Full Year 2003 Outlook" section of the MD&A attached to this press release, the Company expects its full year 2003 total sales to range between $2,275 million to $2,360 million. Diluted earnings per share for 2003 is now expected to be in the range of $0.92 to $1.04, up from our previous outlook of $0.84 to $0.98.

Approved capital spending for the year is $195 million.

Conversion of Convertible Series Preferred Shares

Decoma also announced today that it had received notice that Magna International Inc. ("Magna") will convert the Series 1, 2 and 3 Convertible Series Preferred Shares of Decoma held by Magna. There are currently issued and outstanding 500,000 of each of the three series, which have an aggregate face value of Cdn$150 million. The Shares will be converted into Class A Subordinate Voting Shares at the rate of Cdn$10.07 per share. Magna elected to convert the shares at this time after discussions with Decoma. Decoma had the right to redeem these shares as of July 31, 2003, subject to Magna's conversion rights. The conversion will occur on August 30, 2003 following the record date for payment of the regular quarterly dividends on each of Decoma's Preferred, Class A Subordinate Voting and Class B Shares. Following the conversion, Magna will continue to hold Series 4 and 5 Convertible Series Preferred Shares with an aggregate face value of Cdn$200 million. For further information regarding the effect of the conversion on Decoma's financial position, readers are referred to the "Consolidated Capitalization" section of the MD&A attached to this press release.

Forward Looking Information

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2002, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the Forward Looking Information section of the MD&A attached to this press release. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

About the Company

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  At June 30, 2003, Decoma had approximately 15,000 employees in 49 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

Conference Call

Decoma management will hold a conference call to discuss second quarter 2003 results on Tuesday, August 5, 2003 at 11:30 a.m. EST. The dial-in numbers for the conference call are (416) 640-4127 (local) or 1 (800) 814-4853 for out-of-town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

Readers are asked to refer to the Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") attached to this press release for a more detailed discussion of the second quarter 2003 results.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075